Exhibit 21.1

SUBSIDIARIES

Company	Jurisdiction	% Owned*
1. Muriel Siebert & Co., Inc.	Delaware	100.0%
2. Siebert AdvisorNXT, Inc.	New York	100.0%
3. Park Wilshire Companies, Inc.	Texas	100.0%
4. Siebert Technologies, LLC	Nevada	100.0%
5. RISE Financial Services, LLC**	Delaware	67.8%
6. StockCross Digital Solutions, Ltd.***	Bermuda	100.0%

* As of the date of this Report
** Formerly known as WPS Prime Services, LLC
*** Inactive subsidiary